UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
The Stallion Group
(Name of Subject Company [Issuer])
Delta Oil & Gas, Inc.
(Name of Filing Persons (Offeror))
Common Shares
(Title of Class of Securities)
24778R209
(CUSIP Number of Class of Securities)

Douglas N. Bolen
Chief Executive Officer
Delta Oil & Gas, Inc.
2600 144 4th Avenue S.W.
Calgary, Alberta, Canada T2P3N4
(866) 355-3644
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Chad J. Weiner
Quarles & Brady LLP
411 E. Wisconsin Avenue, Suite 2040
Milwaukee, Wisconsin 53202-4497
(414) 277-5409

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$732,594	$29.08

(1)   The transaction valuation is calculated solely for purposes of determining the filing fee. The transaction valuation and the amount of filing fee have been calculated pursuant to the instructions in Schedule TO in accordance with the Rule 0-11 of the Securities Exchange Act of 1934, as amended. The transaction valuation is calculated based on the product of $0.03 the average of the high and low sales price of common stock of Delta Oil & Gas, Inc. (“Delta”), for which the common shares of  The Stallion Group (“Stallion”) will be exchanged, as quoted on the Over-The-Counter Bulletin Board on February 2, 2009, multiplied by 24,419,812, the maximum total number of shares of Delta that could be issued in the offer described herein based upon the total number of common shares of  Stallion outstanding or underlying outstanding options or warrants to purchase Stallion common shares as of January 30, 2009 at an exchange ratio of 0.333333 shares of Delta for each common share of Stallion.

(2)  Pursuant to Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, $13.35 of the fee required to be paid in connection with this filing is being offset by the fee paid in connection with the registration statement on Form S-4 (Registration No. 333-153880) filed by Delta on October 7, 2008.

☑  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $13.35	Filing Party: Delta
Form or Registration No.: Form S-4	Date Filed: October 7, 2008

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑third party tender offer subject to Rule 14d-1.	☐going-private transaction subject to Rule 13e-3.
☐issuer tender offer subject to Rule 13e-4.	☐amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

TABLE OF CONTENTS
INTRODUCTION
Items 1 through 11.
Item 12.
Item 13.
SIGNATURE
Index to Exhibits
Letter of Acceptance and Transmittal
Notice of Guaranteed Delivery
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
Letter to Clients

INTRODUCTION

This Tender Offer Statement on Schedule TO is filed by Delta, a Colorado corporation (“Delta” or the “Offeror”), and relates to the offer by the Offeror (the “Offer”) to purchase all of the outstanding common shares of The Stallion Group (“Stallion”) in exchange for 0.333333 shares of Delta and $0.0008 for each outstanding common share of Stallion upon the terms and subject to the conditions set forth in the prospectus filed pursuant to Rule 424(b)(3) by the Offeror on February 9, 2009 (File No. 333-153880) the “Prospectus”), and in the related Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery, copies of which are incorporated by reference herein or filed hereto as Exhibits (a)(4), (a)(1)(i), and (a)(1)(ii), respectively.

Items 1 through 11.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the entire Prospectus, the related Letter of Acceptance and Transmittal, and Notice of Guaranteed Delivery, attached hereto as Exhibits (a)(4), (a)(1)(i), and (a)(1)(ii), respectively, and any amendment or supplement thereto related to the Offer hereafter filed with the Securities and Exchange Commission by the Offeror, is hereby expressly incorporated by reference in answer to Items 1 through 11 of this Schedule TO.

Item 12.

Exhibit
Number	Description
(a)(1)(i)	Letter of Acceptance and Transmittal (including guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(ii)	Notice of Guaranteed Delivery
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(iv)	Letter to Clients
(a)(2)	None
(a)(3)	None
(a)(4)	Prospectus dated February 9, 2009 (incorporated herein by reference to the Prospectus)
(a)(5)(i)	Press Release of Delta dated October 7, 2008 (incorporated herein by reference to the filing with the Securities and Exchange Commission made by Delta pursuant to Rule 425 on October 7, 2008)
(a)(5)(ii)	Press Release of Delta dated October 14, 2008 (incorporated herein by reference to the filing with the Securities and Exchange Commission made by Delta pursuant to Rule 425 on October 14, 2008)
(a)(5)(iii)	Press Release of Delta dated February 9, 2009 (incorporated herein by reference to the filing with the Securities and Exchange Commission made by Delta pursuant to Rule 425 on February 9, 2009)
(b)	None
(c)	None
(d)	None
(e)	None
(f)	None
(g)	None
(h)(i)
Tax opinion of Quarles & Brady LLP (incorporated by reference to Exhibit 8.1 of the Offeror’s Registration Statement on Form S-4, Registration No. 333-153880, filed with the Securities and Exchange Commission on December 16, 2008)

Item 13.

Not applicable.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2009

Delta Oil & Gas, Inc.
By:	/s/ Douglas N. Bolen
Name: Douglas N. Bolen
Title: Chief Executive Officer and Director

Index to Exhibits:

Exhibit
Number	Description
(a)(1)(i)	Letter of Acceptance and Transmittal (including guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(ii)	Notice of Guaranteed Delivery
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(iv)	Letter to Clients
(a)(2)	None
(a)(3)	None
(a)(4)	Prospectus dated February 9, 2009 (incorporated herein by reference to the Prospectus)
(a)(5)(i)	Press Release of Delta dated October 7, 2008 (incorporated herein by reference to the filing with the Securities and Exchange Commission made by Delta pursuant to Rule 425 on October 7, 2008)
(a)(5)(ii)	Press Release of Delta dated October 14, 2008 (incorporated herein by reference to the filing with the Securities and Exchange Commission made by Delta pursuant to Rule 425 on October 14, 2008)
(a)(5)(iii)	Press Release of Delta dated February 9, 2009 (incorporated herein by reference to the filing with the Securities and Exchange Commission made by Delta pursuant to Rule 425 on February 9, 2009)
(b)	None
(c)	None
(d)	None
(e)	None
(f)	None
(g)	None
(h)(i)
Tax opinion of Quarles & Brady LLP (incorporated by reference to Exhibit 8.1 of the Offeror’s Registration Statement on Form S-4, Registration No. 333-153880, filed with the Securities and Exchange Commission on December 16, 2008)